SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Heritage Financial Group, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

42726X102

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 42726X102

1)	NAME OF REPORTING PERSON
Heritage Financial Group Employee Stock Ownership Plan

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
a) ☐
b) ☒

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Not applicable

	5)	SOLE VOTING POWER
NUMBER OF		637,712
SHARES
BENEFICIALLY	6)	SHARED VOTING POWER
OWNED BY		-0-
EACH
REPORTING	7)	SOLE DISPOSITIVE POWER
PERSON WITH		637,712

	8)	SHARED DISPOSITIVE POWER
		-0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
637,712

10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.80%

12	TYPE OF REPORTING PERSON
EP

CUSIP NO. 42726X102
ITEM 1(a)	NAME OF ISSUER:

Heritage Financial Group, Inc. (the "Corporation)

ITEM 1(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
721 North Westover Boulevard
Albany, GA 31707

ITEM 2(a)	NAME OF PERSON FILING:
Heritage Financial Group Employee Stock Ownership Plan (the "ESOP")

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The business address of the ESOP is:

c/o Heritage Financial Group, Inc.
Employee Stock Ownership Plan
721 North Westover Boulevard
Albany, GA 31707

ITEM 2(c)	CITIZENSHIP:

Not applicable.

ITEM 2(d)	TITLE OF CLASS OF SECURITIES

Common stock, par value $.01 per share (the "Common Stock")

ITEM 2(e)	CUSIP NUMBER: 42726X102
ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b) OR 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	☒	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); and
(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4	OWNERSHIP:

The ESOP holds an aggregate of 637,712 shares of Common Stock (7.80% of the outstanding shares).  The ESOP has sole voting power with respect to shares held by it which have not been allocated to participant accounts, shared voting power with respect to shares held by it which have been allocated to participant accounts and sole dispositive power with respect to all shares (allocated and unallocated) held by the ESOP.

The Trustee may be deemed to beneficially own the 637,712 shares held by the ESOP.  However, the Trustee expressly disclaims beneficial ownership of all of such shares.  Other than the shares held by the ESOP, the Trustee does not beneficially own any shares of Common Stock.

Pursuant to the ESOP, participants in the ESOP are entitled to instruct the Trustee as to the voting of the shares allocated to their ESOP accounts.  On each issue with respect to which shareholders are entitled to vote, the Trustee is required to vote the shares held by the ESOP which have not been allocated to participant accounts in the manner directed under the ESOP.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CENTRAL PERSON

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

ITEM 10.	CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HERITAGE FINANCIAL GROUP EMPLOYEE STOCK OWNERSHIP PLAN
Date: February 8, 2013
	By:	First Bankers Trust Services, Inc.,
as Trustee

	By:	/s/ Linda Shultz
	Name:	Linda Shultz
	Title:	Trust Officer

FIRST BANKERS TRUST SERVICES, INC.
Date: February 8, 2013
	By:	/s/ Linda Shultz
	Name:	Linda Shultz
	Title:	Trust Officer

February 8, 2013

Heritage Financial Group, Inc.
Employee Stock Ownership Plan
721 North Westover Boulevard
Albany, GA 31707

Dear Sir/Madam:

This letter hereby confirms the agreement and understanding between you and the undersigned that the Schedule 13G being filed with the Securities and Exchange Commission on or about this date is being filed on behalf of each of us.

Sincerely,

FIRST BANKERS TRUST SERVICES, INC.

By:	/s/ Linda Shultz
Name: Linda Shultz
Title: Trust Officer

HERITAGE FINANCIAL GROUP EMPLOYEE STOCK OWNERSHIP PLAN

By:	First Bankers Trust Services, Inc.,
as Trustee

By:	/s/ Linda Shultz
Name:	Linda Shultz
Title:	Trust Officer